UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Voting at the Annual General Meeting dated 14 June 2022

Press release

14 June 2022

Argo Blockchain PLC

('Argo' or 'the Company')

Voting at the Annual General Meeting

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining is pleased to announce it has prepared a help sheet for retail investors in advance of the Annual General Meeting ("AGM"), which is available at: https://argoblockchain.com/investors.

The Company knows its shareholders are passionate about the Company's business and operations. As a board and team, Argo values the input of all shareholders, and wishes to ensure their voices are heard. One of the most important opportunities for shareholders to have their say is at the Company's AGM.

Following the general meeting of the Company held on 6 September 2021, Argo identified that some retail shareholders had difficulty in casting their votes. In particular, it seems not all shareholders were aware that the general meeting was taking place, or they found it challenging to vote their shares. As such, the Company has prepared the help sheet to assist retail shareholders ahead of the AGM.

As previously announced, a copy of the notice of AGM is available at www.argoblockchain.com/investors, which sets out details of the resolutions to be put to the meeting.

For the Company's retail shareholders holding via a third party broker (such as Hargreaves Lansdown, Barclays Wealth or Halifax Share Dealing), Argo expects their voting deadline to be much earlier than the date set by the Company. The Company anticipates shareholders holding through a third party broker will need to vote by no later than 19 June 2022. In any event, shareholders are encouraged to submit their votes as soon as possible to ensure the voting deadline is met.

The Company has engaged Georgeson to assist shareholders with any queries they may have about the voting process. Georgeson can be contacted by email at 'argo@georgeson.com'.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 June, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel